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                            October 8, 2021

       G. Reed Petersen
       President
       Entertainment Holdings, Inc.
       3625 Cove Point Dr.
       Salt Lake City, Utah 84109

                                                        Re: Entertainment
Holdings, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12g
                                                            Filed September 24,
2021
                                                            File No. 000-56317

       Dear Mr. Petersen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 10-12g filed September 24, 2021

       Item 5. Directors and Executive Officers, page 22

   1. We note your response to comment 1. Please amend your disclosure on page 22 to indicate that
Entertainment Holdings Inc. is not the successor issuer to Victoria Mining
                                                        Company, Inc.
Additionally, please disclose the nature and dollar amount of any consideration received
when Mr. Petersen terminated his association with the blank check companies disclosed on
pages 22 and 23.
 G. Reed Petersen
FirstName   LastNameG.
Entertainment  Holdings,Reed
                        Inc. Petersen
Comapany
October     NameEntertainment Holdings, Inc.
         8, 2021
October
Page 2 8, 2021 Page 2
FirstName LastName
Item 10. Recent Sales of Unregistered Securities, page 24

2. We partially reissue comment 3. Please disclose the consideration paid by Mr. Peterson to purchase the two convertible promissory notes and the party from whom such notes were purchased. In addition, please revise to provide the disclosure required by Item 701 of
         Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, including the facts supporting your reliance upon the exemption relied upon.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Jacob Heskett